UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
U.S.$2,000,000,000
4.625 per cent. Global Notes due 26 August 2036
Series No.: 2086-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 24 August 2026

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$2,000,000,000 4.625 per cent. Global Notes due 26 August 2036 (Series No.: 2086-00-1) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.
Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 24 August 2026 (the “Pricing Supplement”), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2026, was filed under a report of the ADB dated 13 April 2026.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 24 August 2026, the ADB entered into a Terms Agreement, filed herewith, with Bank of Montreal, London Branch, BNP PARIBAS, Deutsche Bank AG, London Branch and Nomura International plc (the “Managers”), pursuant to which the ADB has agreed to issue, and the Managers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating U.S.$2,000,000,000 for an issue price of 99.431% of the principal amount less a management and underwriting fee of 0.175% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 26 August 2026.

The Managers propose to offer all the Notes to the public at the public offering price of 99.431%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Bank of Montreal, London Branch	U.S.$500,000,000
BNP PARIBAS	U.S.$500,000,000
Deutsche Bank AG, London Branch	U.S.$500,000,000
Nomura International plc	U.S.$500,000,000
Total	U.S.$2,000,000,000

Item 3.	Distribution Spread

See the Pricing Supplement, pages 3 and 6, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.431%	0.175%	99.256%
Total	U.S.$1,988,620,000	U.S.$3,500,000	U.S.$1,985,120,000

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution

Item	Amount

Legal Fees	U.S.$35,000*
Fees/Expenses of Independent Accountants	U.S.$13,178*
Listing Fees (Luxembourg)	U.S.$7,765*

*	Asterisks indicate that expenses itemized above are estimates.

Item 6.	Application of Proceeds

See the Prospectus, page 6.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Pricing Supplement dated 24 August 2026.

(b)	Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Terms Agreement dated 24 August 2026.

(d)	(i)	Information Statement dated 13 April 2026, previously filed under a report of the ADB dated 13 April 2026.

	(ii)	Prospectus and Pricing Supplement (see (a) above).

MiFID II PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration each manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining each manufacturer’s target market assessment) and determining appropriate distribution channels.

U.K. MiFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“U.K. MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration each manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining each manufacturer’s target market assessment) and determining appropriate distribution channels.

ADB does not fall under the scope of application of MiFID II or U.K. MiFIR. Consequently, ADB does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 2086-00-1

U.S.$2,000,000,000

4.625 per cent. Global Notes due 26 August 2036

Issue price: 99.431 per cent.

Joint Lead Managers
BMO Capital Markets
BNP PARIBAS
Deutsche Bank
Nomura

The date of this Pricing Supplement is 24 August 2026.

This pricing supplement (the “Pricing Supplement”) is issued to give details of an issue of U.S.$2,000,000,000 4.625 per cent. Global Notes due 26 August 2036 (the “Notes”) by the Asian Development Bank (“ADB”) under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 2 December 2025.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see “Plan of Distribution” in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS
The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank (“ADB”).

2.	Series Number:		2086-00-1.

3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars (“U.S.$”).

	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.

	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.

	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.

4.	Aggregate Nominal Amount:		U.S.$2,000,000,000.

5.	(i)	Issue Price:	99.431 per cent. of the Aggregate Nominal Amount.

	(ii)	Net proceeds:	U.S.$1,985,120,000.

6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.

7.	(i)	Issue Date (Condition 5(d)):	26 August 2026.

	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.

8.	Maturity Date or Redemption Month (Condition 6(a)):		26 August 2036.

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified below).

10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.

11.	Change of Interest or Redemption/Payment Basis:	Not applicable.

12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.

13.	Status of the Notes (Condition 3):	Senior.

14.	Listing:	Luxembourg Stock Exchange.

15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable.

	(i)	Rate(s) of Interest:	4.625 per cent. per annum, payable semi-annually in arrear.

	(ii)	Interest Payment Date(s):	26 February and 26 August of each year, commencing on 26 February 2027 up to and including the Maturity Date, adjusted in accordance with the applicable Business Day Convention.

	(iii)	Interest Period End Date(s):	26 February and 26 August of each year, commencing on 26 February 2027 up to and including the Maturity Date.

	(iv)	Interest Period End Date(s) adjustment:	Unadjusted.

	(v)	Business Day Convention:	Following Business Day Convention.

	(vi)	Fixed Coupon Amount(s):	U.S.$23.125 per Specified Denomination payable on each Interest Payment Date.

	(vii)	Broken Amount(s):	Not applicable.

	(viii)	Relevant Financial Center:	New York.

	(ix)	Additional Business Center(s) (Condition 5(d)):	Not applicable.

	(x)	Day Count Fraction (Condition 5(d)):	30/360.

	(xi)	Determination Date(s):	Not applicable.

	(xii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.

17.	Floating Rate Note Provisions (Condition 5(b)):		Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):		Not applicable.

19.	Index-Linked Interest Note Provisions:		Not applicable.

20.	Dual Currency Note Provisions:		Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Not applicable.

22.	Put Option (Condition 6(f)):		Not applicable.

23.	Final Redemption Amount:		Aggregate Nominal Amount.

	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.

	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.

	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24.	Early Redemption Amount:

	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.

	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.
Details relating to Partly Paid Notes:  amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:
Not applicable.

28.	Details relating to Installment Notes:	Not applicable.

29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.

30.	Consolidation provisions:	Not applicable.

31.	Other terms or special conditions:	Not applicable.

Distribution

32.	(i) If syndicated, names of Managers:	Bank of Montreal, London Branch BNP PARIBAS Deutsche Bank AG, London Branch Nomura International plc

	(ii) Stabilizing Manager (if any):	Not applicable.

	(iii) Commissions and Concessions:	0.175 per cent.

33.	If non-syndicated, name of Dealer:	Not applicable.

34.	Additional selling restrictions:
The following paragraph shall be deemed to be set out under the heading “France” in the section entitled “Plan of Distribution” in the Prospectus:

France

“Each of the Managers represents, warrants and agrees that any offer, sale and distribution of the Notes in France has been and shall only be made to providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) as defined in, and in accordance with Articles L.411-2-II-1 and D.321-1 of the French Code monétaire et financier, and/or qualified investors investing for their own account (investisseurs qualifiés agissant pour compte propre) other than individuals, as defined in Articles L. 411-2-II-2 and D. 411-1 to D.411-4, of the French Code monétaire et financier, and that any direct or indirect distribution to the public in France of any Notes may be made only as provided by French laws and regulations (in particular Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier).”

Operational Information

35.	(i) (ii) (iii) (iv)	ISIN: CUSIP: CINS: Other:	US045167GT47. 045167GT4. Not applicable. Not applicable.

36.	Common Code:		348431781.

37.	Details of benchmarks administrators and registration under Benchmarks Regulation:		Not applicable.

38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):		Federal Reserve Book-Entry System.

39.	Delivery:		Delivery against payment.

40.	Additional Paying Agent(s) (if any):	Not applicable.

41.	Governing Law:	New York.

42.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not applicable.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 13 April 2026.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:	/s/ MARIA A. LOMOTAN
Name: MARIA A. LOMOTAN
Title: Deputy Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045
USA

LUXEMBOURG LISTING AGENT

BNP PARIBAS, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

As to New York law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

AUDITORS

Deloitte & Touche LLP
6 Shenton Way, OUE Downtown 2,
#33-00,
Singapore 068809

TERMS AGREEMENT NO. 2086-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$2,000,000,000

4.625 per cent. Global Notes due 26 August 2036

24 August 2026

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:  Assistant Treasurer, Funding Division

The undersigned managers (collectively, the “Managers”) agree to purchase from the Asian Development Bank (“ADB”) its U.S.$2,000,000,000 4.625 per cent. Global Notes due 26 August 2036 (the “Notes”) described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) at 9:00 a.m., New York time, on 26 August 2026 (the “Settlement Date”) at an aggregate purchase price of U.S.$1,985,120,000 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the “Standard Provisions”) relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of the documents referred to in Sections 6(c)(i), (ii), (iii), (iv) and (vi) of the Standard Provisions.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under the EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a)            each of Bank of Montreal, London Branch and Deutsche Bank AG, London Branch (each an “EU Manufacturer” and together the “EU Manufacturers”) acknowledges to each other EU Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

(b)           each of the Managers and ADB notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the EU Manufacturers and the related information set out in the Pricing Supplement in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the U.K. MiFIR Product Governance Rules:

(a)           each of  BNP PARIBAS, Deutsche Bank AG, London Branch and Nomura International plc (each a “U.K. Manufacturer” and together the “U.K. Manufacturers”) acknowledges to each other U.K. Manufacturer that it understands the responsibilities conferred upon it under the U.K. MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

(b)           each of the Managers and ADB notes the application of the U.K. MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the U.K. Manufacturers and the related information set out in the Pricing Supplement in connection with the Notes.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.             ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.431 per cent. of the principal amount less a management and underwriting fee of 0.175 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Bank of Montreal, London Branch	U.S.$500,000,000
BNP PARIBAS	U.S.$500,000,000
Deutsche Bank AG, London Branch	U.S.$500,000,000
Nomura International plc	U.S.$500,000,000
Total	U.S.$2,000,000,000

2.            Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the account of The Bank of New York (BK of NYC/PARIBAS, ABA No. 021000018) at the Federal Reserve Bank of New York, for further credit to BNP PARIBAS on behalf of the purchasers; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB’s Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3.             ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Uniform Fiscal Agency Agreement dated as of 5 February 2025 between the 12 Federal Reserve Banks and ADB, as amended and supplemented from time to time, duly executed by the parties thereto.

4.          In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.             Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6.             Each of the Managers represents, warrants and agrees that:

(a)            it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.          Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between the Managers and ADB, ADB acknowledges and accepts that a U.K. Bail-in Liability arising under this Agreement may be subject to the exercise of U.K. Bail-in Powers by the relevant U.K. resolution authority, and acknowledges, accepts and agrees to be bound by:

(a)          the effect of the exercise of U.K. Bail-in Powers by the relevant U.K. resolution authority in relation to any U.K. Bail-in Liability of any of the Managers to ADB under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)       the reduction of all, or a portion, of the U.K. Bail-in Liability or outstanding amounts due thereon;

(ii)      the conversion of all, or a portion, of the U.K. Bail-in Liability into shares, other securities or other obligations of any of the Managers or another person, and the issue to or conferral on ADB of such shares, securities or obligations;

(iii)     the cancellation of the U.K. Bail-in Liability; and

(iv)     the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b)          the variation of the terms of this Agreement, as deemed necessary by the relevant U.K. resolution authority, to give effect to the exercise of U.K. Bail-in Powers by the relevant U.K. resolution authority.

As used in this paragraph, “U.K. Bail-in Legislation” means Part I of the U.K. Banking Act 2009 and any other law or regulation applicable in the U.K. relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings); “U.K. Bail-in Powers” means the powers under the U.K. Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability; “U.K. Bail-in Liability” means a liability in respect of which the U.K. Bail-in Powers may be exercised.

8.             Each of the Managers represents, warrants and agrees that any offer, sale and distribution of the Notes in France has been and shall only be made to providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) as defined in, and in accordance with Articles L.411-2-II-1 and D.321-1 of the French Code monétaire et financier, and/or qualified investors investing for their own account (investisseurs qualifiés agissant pour compte propre) other than individuals, as defined in Articles L. 411-2-II-2 and D. 411-1 to D.411-4, of the French Code monétaire et financier, and that any direct or indirect distribution to the public in France of any Notes may be made only as provided by French laws and regulations (in particular Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier).

9.           For purposes hereof, the notice details of BNP PARIBAS (as the Settlement Lead Manager on behalf of the Managers) are as follows:

BNP PARIBAS
16, boulevard des Italiens
75009 Paris
France
Electronic Mailing Address: dl.syndsupportbonds@uk.bnpparibas.com; DL.SSA.DCM.London@uk.bnpparibas.com; myriam.zapata@uk.bnpparibas.com
Attention: Fixed Income Syndicate / DCM SSA team

 10.         If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Manager or Managers who have not defaulted with respect to its or their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to its or their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Manager or Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, and arrangements satisfactory to the non-defaulting Manager or Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Manager or Managers shall be entitled to terminate this Terms Agreement without any liability on their part. Nothing herein will relieve a defaulting Manager from liability for its default.

11.         The Managers agree as between themselves that they will be bound by and will comply with the ICMA Agreement Among Managers New York Version 1 (the “Agreement Among Managers”) and further agree that references in the Agreement Among Managers to the “Lead Manager” shall mean the Joint-Lead Managers and references in the Agreement Among Managers to the “Settlement Lead Manager” shall mean BNP PARIBAS.

12.          All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings (“Proceedings”) arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the “Charter”), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

 Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BANK OF MONTREAL, LONDON BRANCH

By:	/s/ Massimo Antonelli	By:	/s/ Richard Couzens
	Name: Massimo Antonelli		Name: Richard Couzens
	Title: Managing Director, Debt Capital Markets		Title: Managing Director, Head of Global Markets, EMEA

BNP PARIBAS

By:	/s/ Vikas Katyal	By:	/s/ Sara Egan
	Name: Vikas Katyal		Name: Sara Egan
	Title: Authorised Signatory		Title: Authorised Signatory

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Katrin Wehle	By:	/s/ Neal Ganatra
	Name: Katrin Wehle		Name: Neal Ganatra
	Title: Managing Director, SSA DCM		Title: Managing Director, Deutsche Bank

NOMURA INTERNATIONAL PLC

By:	/s/ Mark Yeomans
Name: Mark Yeomans
Title: Authorised Signatory

[Signature continued on the following page.]

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By:	/s/ MARIA A. LOMOTAN
Name: MARIA A. LOMOTAN
Title: Deputy Treasurer